September 13, 2018

Joel Mostrom
Chief Financial Officer
Babcock & Wilcox Enterprises, Inc.
13024 Ballantyne Corporate Place, Suite 700
Charlotte, North Carolina 28277

       Re: Babcock & Wilcox Enterprises, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           File No. 001-36876

Dear Mr. Mostrom:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Critical Accounting Policies and Estimates
Goodwill and long-lived asset impairment, page 53

1. We note that you fully impaired SPIG's goodwill during the second quarter of fiscal year
      2018 due to issues with specific contracts, changes to SPIG's market strategy, and lower bookings than previously forecasted. We also note that SPIG has incurred increased losses for the six months ended June 30, 2018. As such, please provide disclosures for the material uncertainty associated with SPIG's identifiable intangible assets, including the specific factors that could lead to an impairment charge, or provide us with the specific facts and circumstances that indicate there is not a material uncertainty. Please refer to
 Joel Mostrom
Babcock & Wilcox Enterprises, Inc.
September 13, 2018
Page 2
         Item 303(a)(3) of Regulation S-K, SAB Topic 5:P.4, and Sections 216, 501.02,
         501.12.b.3, and 501.14 of the Financial Reporting Codification for guidance regarding forewarning disclosures.
Note 10   Provision for Income Taxes, page 85

2. We note that you have net deferred tax assets of $93.3 million as of December 31, 2017, and that you have been in a three-year cumulative loss position since December 31, 2016.
          Please provide us with your comprehensive analysis of the specific positive and negative evidence management evaluated in arriving at the conclusion that a full valuation allowance is not needed as of December 31, 2017. Your analysis should include the weighting of the evidence that is commensurate with the extent to which it is objectively verified. For any tax-planning strategies that you are relying on in your analysis, please ensure that your discussion provides us with a detailed explanation of the nature and any uncertainties, risk, and assumptions for those strategies. Please refer to ASC 740-10-30-
         16 - 740-10-30-25, ASC 740-10-55-39 - 740-10-55-48, and ASC
740-10-55-120 - 740-10-
         55-123 for guidance. Please also address this comment as it relates to your net deferred tax assets as of June 30, 2018.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or Jeanne Baker,
Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844, or Sherry Haywood, Staff Attorney, at (202) 551-3345, with any other questions.



                                                             Sincerely,
FirstName LastNameJoel Mostrom
                                                             Division of
Corporation Finance
Comapany NameBabcock & Wilcox Enterprises, Inc.
                                                             Office of
Manufacturing and
September 13, 2018 Page 2                                    Construction
FirstName LastName